UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Phone: (240) 223-1322

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 4 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company, BCP 2 WCR, LLC, a Delaware limited liability company, Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), and Murry N. Gunty (collectively, the “Reporting Persons”) who may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement To Agreement As To Joint Filing, dated October 14, 2014, which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014.

On April 15, 2015, the manager and the majority member of BCAH I authorized the distribution, without consideration, of 100,000 shares of common stock of Western Capital Resources, Inc. (the “Issuer”) to BCAH I’s members. In this distribution by BCAH I, BCP2 Alpha received 91,484.73 shares. BCP2 Alpha then further distributed, without consideration, all of the 91,484.73 shares of the Issuer to its members, including BCP QP that received 89,655.04 shares. BCP QP then immediately distributed all of the shares to its partners, which included 22,152.98 shares to BCA and 698.73 shares to Mr. Gunty.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,721,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,721,396
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,721,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	45.4%.[1]

14	TYPE OF REPORTING PERSON (see instructions)
CO

1 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,721,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,721,396
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,721,396

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	45.4%.[2]
14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

2 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,886,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,886,823
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	2,886,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	48.1%.[1]
14	TYPE OF REPORTING PERSON (see instructions)
CO

3 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC, is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,886,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,886,823
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	2,886,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	48.1%.[1]
14	TYPE OF REPORTING PERSON (see instructions)
CO

4 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BCP2 Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP2 Alpha, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	0

	8	SHARED VOTING POWER Common Stock	2,886,823
	9	SOLE DISPOSITIVE POWER
		Common Stock:	0

	10	SHARED DISPOSITIVE POWER
		Common Stock:	2,886,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,886,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	48.1%.[1]
14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

5 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	0
	8	SHARED VOTING POWER Common Stock		5,608,219
	9	SOLE DISPOSITIVE POWER
		Common Stock:	0
	10	SHARED DISPOSITIVE POWER
		Common Stock:		5,608,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,608,219

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	93.5%.’’6
14	TYPE OF REPORTING PERSON (see instructions)
PN, HC

6 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	22,152.98
	8	SHARED VOTING POWER Common Stock:	5,608,219
	9	SOLE DISPOSITIVE POWER
		Common Stock:	22,152.98
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,608,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,630,371.98
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	93.9%.[7]

14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

7 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the Unites States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	23,315.99
	8	SHARED VOTING POWER Common Stock:	5,608,219
	9	SOLE DISPOSITIVE POWER
		Common Stock:	23,315.99
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,608,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,631,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	93.9’’8

14	TYPE OF REPORTING PERSON (see instructions)
IN

 8  The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

Item 1. Security and Issuer.

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, no par value per share (the “Common Stock”), of Western Capital Resources, Inc., a Minnesota corporation (the “Issuer”), having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 4 amends the Schedule 13D, as amended, as specifically set forth.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)

This statement is being filed by WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”) and Murry N. Gunty. The majority owner and manager of WCR is BCP 2 WCR; and BCP QP is the majority owner and manager of BCP 2 WCR. The majority owner of BCAH I is BCP2 Alpha, and BCP QP is the majority owner of BCP2 Alpha. BCM serves as the manager of BCAH I and BCP2 Alpha, and Mr. Gunty is the manager of BCM. BCA serves as the general partner of BCP QP, and Mr. Gunty is the manager of BCA.  WCR, BCP 2 WCR, BCAH I, BCP2 Alpha, BCP QP, BCA and Mr. Gunty are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701 Chevy Chase, MD 20815.

(c)

Each of WCR, BCP 2 WCR, and BCAH I is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP QP, BCP2 Alpha, and BCA is that of private partnerships engaged in investment in securities for its own account. Mr. Gunty serves as the manager of BCA and BCM, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WCR, BCP 2 WCR, BCP QP, BCAH I, BCP2 Alpha, BCM and BCA are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On April 15, 2015, the manager and the majority member of BCAH I authorized the distribution, without consideration, of 100,000 shares of common stock of Western Capital Resources, Inc. (the “Issuer”) to BCAH I’s members. In this distribution by BCAH I, BCP2 Alpha received 91,484.73 shares. BCP2 Alpha then further distributed, without consideration, all of the 91,484.73 shares of the Issuer to its members, including BCP QP that received 89,655.04 shares. BCP QP then immediately distributed all of the shares to its partners, which included 22,152.98 shares to BCA and 698.73 shares to Mr. Gunty.

Item 4. Purpose of Transaction.

The 100,000 shares of Common Stock were distributed by BCAH I to its members, and immediately by its members to their members and partners as part of a periodic distribution of the assets of BCAH I to its members and the other entities to their members and partners, as the case may be. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5. Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a)	State the aggregate number and percentage of the class of securities owned by the Reporting Persons:

	Common Stock:	93.9%.’’9

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Each of BCAH I and WCR directly own 2,886,823 and 2,721,396 shares of Common Stock, respectively. Each of BCAH I and WCR, and their respective members, managers and general partners (unless otherwise noted) have sole and shared voting and dispositive power over the shares of Common Stock that are directly owned by each of BCAH I and WCR as reflected in Items 7, 8, 9 and 10 of each Reporting Person’s ownership table at the beginning of this Amendment No. 4 to Schedule 13D.

(c)	Other than the transactions reported in this Amendment No. 4 to Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

 9  Each Reporting Person has the percentage of Common Stock that is reported in their respective ownership table that is included in this Amendment No. 4. The percentage presented is that of Mr. Gunty, which represents the highest ownership percentage of the Reporting Persons. The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being 5,997,588 as reported in the Issuer’s most recent Form 10-K filed with the SEC on March 31, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 1, 2015

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCA 2 WCR, LLC	Name:	Murry N. Gunty
Title:	Sole Manager of WCR, LLC	Title:	Manager of BCP2 WCR, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors II, LLC
Title:	Sole Member of BCA 2 WCR, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors II, LLC
Title:	Manager

BC ALPHA HOLDINGS I, LLC		BCP2 ALPHA, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Management, LLC	For:	Blackstreet Capital Management, LLC
Title:	Manager of BC Alpha Holdings I, LLC	Title:	Manager of BCP2 Alpha, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC	Title:	Manager of Blackstreet Capital Management, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For: Title:	Blackstreet Capital Advisors II, LLC General Partner of Blackstreet Capital Partners (QP) II, L.P.	For: Title	Blackstreet Capital Advisors II, LLC Manager of Blackstreet Capital Advisors II, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors II, LLC

BLACKSTREET CAPITAL MANAGEMENT, LLC		MURRY N. GUNTY

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC